Exhibit 23.11

CONSENT OF EXPERT

In connection with the Registration Statement on Form F-3, including any amendments thereto (the “Registration Statement”) of Yamana Gold Inc., I, Robert L. Michaud, P. Eng., hereby consent to the use of my name in connection with the reference to the report entitled “Technical Report on the Chapada Mine, Brazil” dated July 31, 2014 (the “Report”), to the use of my name in connection with the written disclosure under the heading “Description of the Business — Material Producing Mines — Chapada Mine”, other than the written disclosure under the heading “Mineral Projects — Summary of Mineral Reserves and Mineral Resources Estimate”, (the “Disclosure”) and to the inclusion or incorporation by reference of references to and extracts from or summaries of the Report and the Disclosure in the Registration Statement.

By:	/s/ Robert L. Michaud
Name:	Robert L. Michaud, P.Eng.

March 28, 2017